KS

Rec'd 11/29/06 em

F9 1/26/07

06050722

SECU... ...SSION
Washington, D.C. 20549

RECD S.E.C.
NOV 2 9 2006
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 38452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTCO INVESTMENT CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 HEMPSTEAD AVENUE
(No. and Street)

LYNBROOK (City) NY (State) 11563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES E. WESTMACOTT
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GALLO + COMPANY CPA'S LLP
(Name – *if individual, state last, first, middle name*)

420 JERICHO TURNPIKE (Address) JERICHO (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1/31/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES G. WESTMACOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTCO INVESTMENT CORP, as of SEPTEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth L. Grieser
Notary Public - State of New York
County of Nassau
No. 01GR6068480
My commission expires 1/7/10

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gallo & Company CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Shareholders of
Westco Investment Corp.

We have audited the accompanying balance sheet of Westco Investment Corp., as of September 30, 2006, and the related statement of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westco Investment Corp., as of September 30, 2006, and the related statement of income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The information contained on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Gallo + Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

November 3, 2006

Westco Investment Corp.

Balance Sheet
September 30, 2006

ASSETS	
Current Assets	
Cash	$ 20,967
Commissions receivable	27,286
Total Current Assets	48,253
Fixed Assets	
Furniture, fixtures, and equipment, less accumulated depreciation of $23,508 (Notes 1 & 3)	-0-
Other Assets	
NASD stocks and warrants	30,240
TOTAL ASSETS	$ 78,493
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current Liabilities	
Commissions payable	$ 13,207
Accounts payable	4,891
Accrued payroll and corporate taxes	12,887
Total Current Liabilities	30,985
Shareholder's Equity	
Common stock (200 shares authorized, no par value, 100 shares issued and outstanding)	51,000
Paid in capital	46,900
Retained earnings (deficit)	(50,392)
Total Shareholder's Equity	47,508
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 78,493

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Income
For the Year Ended September 30, 2006

REVENUE	
Commissions	$ 280,055
Interest income	168
Unrealized gains	4,890
TOTAL REVENUE	285,113
EXPENSES	
Commissions	72,141
Advertising	100
Salaries	124,275
Insurance	20,654
Rent	26,278
General and administrative	6,645
Clearing fees	435
Professional fees	2,932
Dues and *subscriptions*	8,555
Computer services	3,937
Telephone	4,328
Payroll and corporate taxes	11,245
Utilities	2,031
Pension expense	1,001
Consulting	9,880
TOTAL EXPENSES	294,437
NET LOSS BEFORE PROVISION FOR TAXES	(9,324)
PROVISION FOR TAXES	
State Corporate taxes	155
NET LOSS	$ (9,479)

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2006

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Shareholder's Equity October 1, 2005	$ 51,000	$ 46,900	$ (40,913)	$ 56,987
Net Loss- September 30, 2006	-0-	-0-	(9,479)	(9,479)
Shareholder's Equity September 30, 2006	$ 51,000	$ 46,900	$ (50,392)	$ 47,508

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Cash Flows
For the Year Ended September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (9,479)
Adjustments to Reconcile Net Income to Net	
Cash Used in Operating Activities	
Gain on NASD stock and warrants	(4,890)
Increase in commissions receivable	(3,421)
Increase in commissions payable	1,991
Increase in accounts payable	344
Increase in payroll and corporate taxes payable	9,473
NET CASH USED IN OPERATING ACTIVITIES	(5,982)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,982)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,949
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,967

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for State corporate taxes	$ 155

See Notes to Financial Statements.

Westco Investment Corp.

Notes to Financial Statements
September 30, 2006

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full service broker dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 2 - INCOME TAXES

The Company has a net operating loss carry forward of $40,436 expiring at various dates from September 30, 2018 through September 30, 2026.

Note 3 - CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $100,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 31, 2006, deposits did not exceed the $100,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 - FIXED ASSETS

Fixed assets at September 30, 2006 consists of the following:

Furniture fixtures, and equipment	$ 23,568
Less accumulated depreciation	(23,568)
Book value	$ -0-

Depreciation expense is $-0- for the year ended September 30, 2006.

Note 5 - TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis.

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2006, the Company had net capital of $42,972, which was $37,972 in excess of its required net capital of $5,000.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
September 30, 2006

CREDITS	
Shareholder's equity	$ 47,508
TOTAL CREDITS	47,508
DEBITS	
Non-allowable accounts receivable	-0-
Furniture, fixtures, equipment (net accumulated depreciation of $23,568)	-0-
TOTAL DEBITS	-0-
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	47,508
Less: Haircuts on securities	4,536
NET CAPITAL	42,972
Minimum net capital requirements of the greater of $ 5,000 or 6-2/3% of aggregate indebtedness (Note 5)	5,000
Excess in Net Capital	$ 37,972
Excess Net Capital at 1000% (Net capital - 10% AI)	$ 39,873
Total Aggregate Indebtedness	$ 30,985
Percentage of Aggregate Indebtedness to Net Capital	72%

See Notes to Financial Statements.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
Reconciliation of Computation of Net Capital Rule 15c3-1
Pursuant to Rule 17a-5(d)(4)
September 30, 2006

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

Net Capital Per Unaudited Focus Report	$ 42,972
Adjustments to Net Capital	-0-
Net Capital Per Audited Focus Report	$ 42,972

	Unaudited Focus 9/30/06	Audited Focus 9/30/06
Net Capital	$ 42,972	$ 42,972
Minimum Net Capital at 6-2/3% of AI	5,000	5,000
Excess Net Capital	37,972	37,972
Excess Capital at 1000%	39,873	39,873
Total Aggregate Indebtedness (AI)	30,985	30,985
Percentage of AI to Net Capital	72%	72%

See Notes to Financial Statement.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
For the Fiscal Year Ended September 30, 2006

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through Securities Service Network, Inc. on a fully disclosed basis. In the opinion of the management of Westco Investment Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended September 30, 2006.

See Notes to Financial Statement.